April 12, 2012

VIA EDGAR AND FEDERAL EXPRESS

John Reynolds

Assistant Director

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-3628

Re:	Foresight Energy Partners LP Registration Statement on Form S-1 Filed February 2, 2012 File No. 333-179304

Dear Mr. Reynolds:

This letter sets forth Foresight Energy Partners LP’s (the “Partnership”) responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission” or the “SEC”) set forth in your letter dated February 29, 2012 (the “Comment Letter”), regarding the above referenced Registration Statement on Form S-1 (the “Registration Statement”). The Partnership has also revised the Registration Statement in response to the Staff’s comments and is filing concurrently with this letter Amendment No. 1 to the Registration Statement (“Amendment No. 1”), which reflects these revisions.

For the convenience of the Staff, each comment from the Comment Letter corresponds to the numbered paragraph in the Comment Letter and is restated in italics prior to the response to such comment. Capitalized terms used and not defined have the meanings given in Amendment No. 1. Page and caption references in the text of this letter correspond to pages and captions in Amendment No. 1.

General Comments

1.	Please advise us as to whether you intend to use additional sales material, in addition to the prospectus to sell the common units. Please provide the staff with copies of any such sales literature you intend to use, prior to use. See CF Disclosure Guidance Topic No. 3 (December 19, 2011).

Response:

The Partnership has not yet determined if it will use additional sales materials, in addition to the prospectus, to sell the common units. In the event the Partnership does prepare additional sales materials, it will provide the Staff with copies of any such materials prior to use.

2.	Please note the applicability of Securities Act Industry Guide 5, including conflict of interest disclosure, which should be considered in the preparation of your limited partnership offering. Refer to Securities Act Release 33-6900 for guidance and revise as appropriate.

Response:

The Partnership has carefully considered Industry Guide 5 and Release No. 33-6900 and believes it has satisfied all relevant requirements of Industry Guide 5 and Release No. 33-6900 as applied by the Staff to offerings of common units in publicly-traded limited partnerships.

3.	Please include the name(s) of the lead underwriter(s) in your next amendment. We will defer reviewing an amendment unless the lead underwriter(s) are named.

Response:

The Registration Statement has been revised in response to the Staff’s comment. Please see the front and back cover pages of the prospectus and pages 202 through 207 of Amendment No. 1.

4.	Prior to the effectiveness of the company’s registration statement, please have a FINRA representative call the staff to confirm whether or not the amount of compensation allowable or payable to the Underwriters has received clearance.

Response:

Prior to the effectiveness of the Registration Statement, the Partnership will arrange to have a FINRA representative call the Staff or provide the Staff with a letter indicating that FINRA has cleared the proposed underwriting arrangements for the offering.

5.	Prior to effectiveness, please have a NYSE representative call the staff to confirm that your securities have been approved for listing.

Response:

Prior to the effectiveness of the Registration Statement, the Partnership will arrange to have a NYSE representative call the Staff or provide the Staff with a letter indicating that the Partnership’s securities have been approved for listing.

6.	We will process your amendments without price ranges. As the price range you select will affect disclosure in several sections of the filing, we will need sufficient time to process your amendments once a price range is included and the material information now appearing blank throughout the document has been provided. Please understand that the effect of the price range on disclosure throughout the document may cause us to raise issues on areas not previously commented on.

Response:

The Partnership advises the Staff that it will include a price range and related information in a subsequent pre-effective amendment to the Registration Statement. The Partnership notes that the Staff will need sufficient time to review the Registration Statement and may have further comments to the Registration Statement when the offering price range and related information and other information that is currently blank in the Registration Statement have been included.

7.	Please update all disclosure to the latest practicable date, including your most recent financial information and fill in all blanks other than the information Rule 430A permits you to omit. For example, you have not provided disclosure required by Item 402 of Regulation S-K.

Response:

Amendment No. 1 updates the Registration Statement to include audited consolidated financial statements for the year ended December 31, 2011 for Foresight Energy LLC and its subsidiaries, as well as other changes that are intended to update, clarify and render more complete the information contained in the Registration Statement, in each case other than the information Rule 430A permits the Partnership to omit.

With respect to disclosure required by Item 402 of Regulation S-K, the Partnership acknowledges the Staff’s comment and expects to include the required disclosure in a subsequent pre-effective amendment to the Registration Statement.

8.	We note that you have not filed several exhibits, including the underwriting agreement, tax and legality opinions, credit and financing agreements, 2010 reorganization agreement, and your indentures. Please note that we review, and frequently comment upon, these agreements. Please allow sufficient time for us to do so.

Response:

In response to the Staff’s comment, the Partnership has updated the exhibit index to reflect the exhibits the Partnership intends to file, and the Partnership has filed certain of these exhibits with Amendment No. 1. Any exhibits that have yet to be filed will be filed in a subsequent pre-effective amendment to the Registration Statement. The Partnership notes that the Staff may have additional comments upon its review of the exhibits and will provide the exhibits with ample time for the Staff to review.

Prospectus Cover Page

9.	With respect to the line item “Proceeds to Foresight Energy Partners LP,” please revise by footnote or otherwise to clarify that you will not retain any proceeds of this offering and that you plan to distribute proceeds to Foresight Reserves.

Response:

The Registration Statement has been revised in response to the Staff’s comment. Please see the cover page of the prospectus of Amendment No. 1.

Market and Industry Data and Forecasts, page i

10.	We note your statement on page i that Wood Mackenzie has consented to being named in your prospectus. Please file the consent and update your exhibit index accordingly.

Response:

In response to the Staff’s comment, the Partnership has filed the consent of Wood Mackenzie as Exhibit Number 23.6 to Amendment No. 1.

11.	Please relocate this section and Special Note Regarding Forward-Looking Statements to the end of the summary or another appropriate location.

Response:

The above-referenced sections have been relocated in response to the Staff’s comment. Please see pages 211 through 213 of Amendment No. 1.

12.	We note your statement that you do not make any representation as to the accuracy or completeness of statements attributed to third parties. As you are responsible for the contents of the registration statement, please revise to avoid language that appears to disclaim responsibility for the information you have chosen to include in the filing.

Response:

The Registration Statement has been revised in response to the Staff’s comment. Please see page 211 of Amendment No. 1.

Prospectus Summary

13.	We note the statement on page one and elsewhere that you plan to commence one longwall system at Sugar Camp and Hillsboro in the first nine months of 2012. We also note the December 31, 2011 estimated completion date for commercial operations as disclosed on page 92 and elsewhere. Similarly, you indicate that these mines are producing coal and are being serviced by one or two “continuous miner units,” and you refer to “anticipated productive capacity” on page 19. Please revise to clarify the stages of your commercialization process in terms understandable to the average investor; for example, please clarify the appropriate terms and timing of when you reached and expect to reach mechanical completion, test-running, design capacity, and so forth. Please explain any material assumptions and distinguish between single longwalls and aggregate operations planned for each mine. Consider including a brief overview in Summary and a more thorough discussion in Business.

Response:

The Registration Statement has been revised in response to the Staff’s comment. Please see pages 1 and 98 of Amendment No. 1.

14.	We note the table on page two and elsewhere disclosing the “Number of Potential Longwalls” and “Long-term Potential Productive Capacity” at your Sugar Camp and Hillsboro mines. We also note the reference to “risks and uncertainties” in footnote (4). Please revise here and where appropriate to further clarify the terms you use for potential numbers of longwalls and long-term capacity, including a description of the principal assumptions underlying the number of potential longwalls, productive capacity, estimated costs, and so forth.

Response:

The Registration Statement has been revised in response to the Staff’s comment. Please see pages 2 and 99 of Amendment No. 1.

15.	We note references on page three and elsewhere to cash cost per ton. Please cross reference to the location of your GAAP reconciliation and provide prominent disclosure regarding the principal reasons underlying a lack of comparability with similar terms used by your competitors.

Response:

The Registration Statement has been revised in response to the Staff’s comment. Please see pages 4, 18 and 82 of Amendment No. 1.

16.	Consider expanding page 14 to identify the most important risks and challenges. For example, consider:

•	Quantifying your indebtedness;

•	Identifying negative tax implications to investors; and

•	Identifying any significant assumptions regarding pricing and production trends in the coal or natural gas market.

Response:

The Registration Statement has been revised in response to the Staff’s comment. Please see pages 5 and 6 of Amendment No. 1.

17.	We note the statement on page one and elsewhere that you are the lowest cost underground coal producer in the U.S. Please revise to provide support for the assertion.

Response:

The Partnership acknowledges the Staff’s request and has provided support for this assertion to the Staff. Please see tab 63 of CD No. 1.

Risk Factors, page 17

18.	Please revise your risk factors where appropriate to provide quantitative and clarifying language to place each risk in context. For example:

•

You reference “economically recoverable coal” on page 21 but you do not indicate the price at which your reserves were determined and/or the price in which you consider your reserves to no longer be economic;

•

You discuss your credit agreements “limiting our ability” to conduct certain activities on page 24 but you do not identify or quantify any minimum financial ratios or other relevant covenants and restrictions;

•	You refer to “minimum royalty payments” on page 26 but do not quantify them or put them in context;

•	You refer to a reduced ability to transport coal in second quarter 2011 on page 30 but you do not indicate whether or to what extent that had a material effect on your operations for the period; and

•	You refer to “certain affiliates of our general partner” on page 39, but you do not identify any related party coal companies or other entities that currently compete with you.

Please revise accordingly.

Response:

The Registration Statement has been revised in response to the Staff’s comment. Please see pages 23, 26, 28 and 42 of Amendment No. 1.

19.	Please remove the statement on page 17 that “[a]dditional risks and uncertainties not presently known to us, or that we currently deem immaterial may also impair our business.” Please refrain from using qualifying or limiting statements in the introductory paragraph. We refer you to Item 503(c) of Regulation S-K.

Response:

In response to the Staff’s comment, the language quoted above has been removed from the Registration Statement.

20.	We note the statements in the summary and elsewhere that you do not have a legal obligation to pay quarterly distributions at the minimum distribution rate. Consider adding a separately-captioned risk factor addressing the potential impact on investor returns and how this compares to similarly structured offerings.

Response:

The Partnership acknowledges the Staff’s suggestion and has revised the Registration Statement to include a risk factor addressing the ability of its general partner to modify its cash distribution policy and the absence of a legal obligation to pay distributions to its unitholders. Please see page 39 of Amendment No. 1. However, the Partnership respectfully submits that its distribution policy poses no significant additional risk to investors as compared to master limited partnerships (“MLPs”) whose organizational documents require that they distribute all of each such MLP’s “available cash” (or equivalent term). The broad definition of “available cash” in these organizational documents provides an MLP’s governing body the ability to use reserves or cash management techniques to manage the amount of cash to be distributed. The board of directors of the Partnership’s general partner will adopt a distribution policy intended to result in steady and sustainably-growing distributions, which the Partnership believes is substantially comparable to the distribution policies of most other MLPs. Moreover, the Partnership’s general partner, as in most MLPs, is structurally incentivized to distribute cash at or above the minimum quarterly distribution, as conversion of the subordinated units into common units is partially contingent on the payment of an amount of cash equal to at least the minimum quarterly distribution, and quarterly distributions in respect of the incentive distribution rights requires the Partnership to distribute an amount equal to at least 115% of the minimum quarterly distribution.

21.	On page 38, in the risk factor entitled “We may issue additional units …” you state that your partnership agreement does not limit you from issuing interests that rank senior to the common units being offered. This appears to be a separate risk from the one identified in the risk factor header. Please revise to provide a separate risk factor addressing your ability to issue senior interests and the impact this may have on the distributions payable to investors.

Response:

The Registration Statement has been revised in response to the Staff’s comment. Please see page 40 of Amendment No. 1.

Distribution Policy and Restrictions on Distributions, page 53

22.	You refer on page 58 and elsewhere to “borrowings … for expansion capital expenditures.” It is unclear whether the terms of borrowings may directly or indirectly restrict your ability to make distributions to unit-holders. Please revise or advise.

Response:

The Partnership acknowledges the Staff’s comment and expects to include a footnote in each of the Unaudited Pro Forma Cash Available for Distribution table and the Forecast of Cash Available for Distribution table to explain what the respective line items comprise once each table has been completed. The substantive restrictions on distributions under the Partnership’s Senior Secured Credit Facility are described in the other footnotes to those tables. Please see footnote (4) on page 61 and footnote (4) on page 66 of Amendment No. 1.

23.	We note the projections starting on page 59 covering the six months ended December 31, 2012 and the year ended December 31, 2013. Please note that the information you provide and the time period must have a reasonable basis. With a view to disclosure, please advise us how you analyzed your bases for including the information and for the period of time—through the end of 2013.

Response:

The Partnership acknowledges the Staff’s comment and expects to include the forecast of cash available for distribution for the six months ending December 31, 2012 and the year ending December 31, 2013, as well as the significant assumptions relating to the forecast, once the forecast of cash available for distribution has been completed. In order to demonstrate its focus on precision, the Partnership intends to present the forecast periods on a quarterly basis. The Partnership expects to provide a discussion of its bases for the information and for the time period once the forecast of cash available for distribution has been completed.

24.	In addition, please note that once you provide actual data and a discussion of the significant forecast assumptions we may have further comment. In your description of “Significant Forecast Assumptions,” please address material assumptions regarding, for example, principal financial statement line items and applicable non-GAAP measures currently addressed in your filing, as well as the reasons for and assumptions underlying annual changes to such line items.

Response:

The Partnership acknowledges the Staff’s comment and expects to include a discussion of significant forecast assumptions once the forecast of cash available for distribution has been completed.

How We Make Distributions to Our Partners, page 65

25.	In several locations in this section you use the phrase “[o]ur partnership agreement requires that we make distributions …” Elsewhere in your document, such as on page 11, you state you are not obligated to make distributions. Please reconcile.

Response:

The Partnership has revised the Registration Statement to make clear that to the extent that distributions are made, they must be made in the manner as described in the applicable section. Please see pages 11, 67, 71 and 167 of Amendment No. 1.

26.	Please revise your narrative and tabular disclosure on page 72 where you address the reset of the incentive distribution rights to disclose the number of common units the general partner would be entitled to in the various scenarios addressed. Also, please clarify whether such units would be entitled to distributions in subsequent periods.

Response:

The Partnership has revised the Registration Statement accordingly. Please see pages 71 through 76 of Amendment No. 1.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 81

Factors that affect our results, page 81

27.	Please expand your disclosure here and in your subsequent period to period discussion to address material trends, events and uncertainties. For example, it is unclear why you do not address pricing and production trends in the natural gas market, the particular stages of operation of your mines, and the Hillsboro Deer Run Mine Permit litigation. It also appears that the domestic and international thermal coal markets have recently experienced increasing stockpiles and lower prices, which may have adversely affected coal companies’ margins or resulted in idled mines. For guidance, please consider SEC Interpretive Release No. 33-9106 (Feb. 2, 2010). Please revise accordingly.

Response:

The Partnership has revised the Registration Statement accordingly. Please see pages 83 through 87 of Amendment No. 1. However, the Partnership respectfully submits that although certain trends, events and uncertainties are disclosed by the Partnership as factors having an effect on our results, such trends, events and uncertainties have not materially affected our historical period to period operations.

28.	As another example, it is unclear to what extent the increasing costs of energy and other mining inputs have had an effect on your period to period operations. Please revise accordingly.

Response:

The Partnership has revised the Registration Statement accordingly. Please see pages 83 through 87 of Amendment No. 1. However, the Partnership respectfully submits that although increasing costs of energy and other mining inputs, such as steel, are disclosed by the Partnership as factors having an effect on our results, such increasing costs have not materially effected our historical period to period operations.

29.	Please also revise your MD&A to clarify how you assess the performance of your business, including key metrics. We note, for example, your discussion here and elsewhere of cash cost per ton. Your revised disclosure should enable investors to see the company through the eyes of management and provide the context within which the financial information you disclose should be analyzed. Period to period changes in the key metrics should be addressed and clarified. Please revise accordingly.

Response:

The Registration Statement has been revised in response to the Staff’s comment. Please see page 87 of Amendment No. 1.

Transportation Expense and Development, page 82

30.	Please revise here or where appropriate to address any material differences between your transportation costs in the domestic market as compared to your international sales, clarifying as appropriate any significant differences in the average sales price per ton in your domestic and international markets.

Response:

The Registration Statement has been revised in response to the Staff’s comment. Please see page 89 of Amendment No. 1.

Critical Accounting Policies, page 83

31.	Please expand upon your Asset Retirement Obligations and Reclamation disclosure to briefly address in quantitative terms the material estimates and assumptions used to calculate your obligations. In addition, please provide additional disclosure addressing the sensitivity of your calculation(s) to significant changes in assumptions. For additional guidance, please consider SEC Release No. 33-8350 (Dec. 19, 2003).

Response:

The Registration Statement has been revised in response to the Staff’s comment. Please see page 87 of Amendment No. 1.

The Partnership acknowledges the Staff’s request to provide additional disclosure addressing the sensitivity of the Partnership’s calculation(s) to significant changes in assumptions, however, the Partnership respectfully submits that it did not include such additional disclosure because the Partnership’s asset retirement obligations are not fair valued on an annual basis, but rather the discount rates are set at the time of establishment of the initial obligations and do not change throughout the term of the obligation, except as changes in estimates occur.

Results of Operations, page 85

32.	We note you recorded charges of $40 million in 2010, $50 million in 2009, and $41 million in 2008, related to discontinue operations. Please revise to provide additional quantitative and qualitative discussion of these charges and their impact on your financial results for the periods impacted.

Response:

The Registration Statement has been revised in response to the Staff’s comment. Please see pages 88 and 90 of Amendment No. 1.

33.	Please revise the analysis section of your MD&A to more fully address the reasons underlying intermediate effects of trends, events, demands, commitments and uncertainties. As a non-exclusive example, we note reference on page 87 to “increases in our royalty expense as a result of increased revenue / sales prices, supplies and repairs, and specific subsidence projects which were completed during the third and fourth quarters at the Williamson mining operations.” But without additional narrative and quantitative disclosure, it is unclear how these factors resulted in the increase in your cash cost per ton. Please revise accordingly.

Response:

The Registration Statement has been revised in response to the Staff’s comment. Please see pages 88 through 90 of Amendment No. 1.

Liquidity and Capital Resources, page 89

34.	Please revise the discussion of your liquidity requirements and cash resources to further address, in quantified terms, your total sources of cash, indebtedness and cash requirements, and your belief that you have sufficient liquidity without the proceeds of this offering. We note your cash and cash available under the senior secured facility of approximately $59 million and the significantly larger principal, interest and other payments coming due in the near future.

Response:

The Registration Statement has been revised in response to the Staff’s comment. Please see pages 91 and 92 of Amendment No. 1.

35.	In this regard, please revise to address your liquidity requirements on both a short-term (12 months) and long-term basis. See Instruction 5 of Item 303(a) of Regulation S-K. Also see footnote 43 in Securities Act Release No. 8350.

Response:

The Registration Statement has been revised in response to the Staff’s comment. Please see pages 91 and 92 of Amendment No. 1.

36.	Please revise your disclosure to describe how you expect the absence of cash flows related to your discontinued operations to impact your future liquidity and capital resources, and discuss any significant past, present, or upcoming cash uses as a result of discontinuing the operation.

Response:

The Registration Statement has been revised in response to the Staff’s comment. Please see pages 91 and 92 of Amendment No. 1.

Financial Arrangements, page 91

37.	Please revise to disclose the actual interest rates payable on your senior secured credit facility borrowings based on your most recent balance sheet date, in addition to the calculations provided.

Response:

The Registration Statement has been revised in response to the Staff’s comment. Please see page 92 of Amendment No. 1.

38.	We note the statements on pages 91 and 92 suggesting that the Sugar Camp and Hillsboro financing arrangements assume an estimated commercial operation date of December 31, 2011. Please revise to clarify the extent to which the beginning of principal payments is expected to be delayed, and disclose any updated estimated commercial operation dates, as it is unclear if you are deemed to have met the December 31, 2011 estimate.

Response:

The Registration Statement has been revised in response to the Staff’s comment. Please see page 93 of Amendment No. 1.

Coal and Surface Leases and Overriding Royalties, page 93

39.	For each related party lease, lease-back, or royalty not addressed separately under Certain Relationships and Related Party Transactions, please provide additional detail about the related party’s relationship to the issuer and interest in the transaction as required by Item 404(a)(1) and (2) of Regulation S-K. In addition, please provide the approximate dollar value involved in the transaction for each period covered by your disclosure as required by Item 404(a)(4) of Regulation S-K.

Response:

The Registration Statement has been revised in response to the Staff’s comment. Please see pages 94 and 153 through 158 of Amendment No. 1.

40.	It is unclear why you have not filed the surface lease and royalty agreements and related arrangements pursuant to Item 601(b)(10). Please revise or advise.

Response:

In response to the Staff’s comment, the Partnership has updated the exhibit index to reflect certain surface lease and royalty agreements and related arrangements the Partnership intends to file in a subsequent pre-effective amendment to the Registration Statement. The Partnership notes that the Staff may have additional comments upon its review of the exhibits and will provide the exhibits with ample time for the Staff to review. With respect to those leases, agreements and arrangements that the Partnership does not intend to file, the Partnership informs the Staff that such documents relate to mining areas and reserves that are not currently in the Partnership’s five-year mining plan and are not yet permitted for mining. The Partnership will file such documents in the future as appropriate and necessary to comply with Item 601(b)(10) of Regulation S-K.

Business, page 97

41.	Please expand to provide the information requested by Item 101(a)(1), including a discussion of the 2010 Reorganization. Consider providing a brief summary and cross reference to another location if you provide complete disclosure of the transaction elsewhere, such as Related Party Transactions.

Response:

The Registration Statement has been revised in response to the Staff’s comment. Please see page 102 and B-1 of Amendment No. 1.

42.	We note the disclosure on page 105 regarding Savatran’s usage of the Convent Marine Terminal. We are unable to locate the disclosure required by Item 404 of Regulation S-K, including a discussion of the approximate dollar amounts involved, please advise.

Response:

The Registration Statement has been revised in response to the Staff’s comment. Please see page 107 of Amendment No. 1.

43.	We note your disclosure on page 110 that you derived approximately 64% and 47% of your revenues from your five largest customers. Please advise us how you considered Item 101(c)(vii) or revise to disclose the names of any customers representing ten percent or greater of your sales.

Response:

The Registration Statement has been revised in response to the Staff’s comment. Please see page 112 of Amendment No. 1.

Operational History, page 101

44.	Please insert a small-scale map showing the location and access to each property, as suggested in paragraph (b)(2) to Industry Guide 7. Any drawing should be simple enough or of sufficiently large scale to clearly show all features on the drawing.

Response:

The Registration Statement has been revised in response to the Staff’s comment. Please see page 103 of Amendment No. 1.

45.	Please provide a brief overview of the coal processing and tailings facilities located on you your properties pursuant to paragraph (b)(2) of Industry Guide 7.

Response:

The Registration Statement has been revised in response to the Staff’s comment. Please see page 103 of Amendment No. 1.

46.	For each of your mines, preparation plants, and load out facilities please disclose the current capacity and utilization pursuant to the Instructions to Item 102 of Regulation S-K.

Response:

The Registration Statement has been revised in response to the Staff’s comment. Please see pages 103 and 104 of Amendment No. 1.

47.	We note your disclosure of a design or productive capacity for each of your mines. Please disclose an estimate of the addition capital expenditures that will be required to achieve the design capacity of your mines and the timeframe in which this investment will occur.

Response:

The Registration Statement has been revised in response to the Staff’s comment. Please see pages 1, 2 and 99 of Amendment No. 1.

Coal Reserves, page 106

48.

Please forward to our engineer, as supplemental information and not as part of your filing, the technical reports associated with your proven and probable reserves, pursuant to paragraph (c) of Industry Guide 7. If possible please provide this information on a CD, formatted as Adobe PDF files. Please also provide the name and phone number for a technical person whom our engineer may call if he has technical questions about your reserves. You may ask to have this information returned by making a written request at the time it is furnished, as provided in Rule 418(b) of the Securities Act. If you have questions concerning the above request, please contact John Coleman, Mining Engineer at (202) 551-3610.

Response:

The Partnership acknowledges the Staff’s request and has provided the technical report prepared by Weir International, Inc. associated with our proven and probable reserves. Please see CD No. 2.

As Drexel Short, our Senior Vice President of Mining Operations, is underground at our mines a substantial amount of time, all technical questions should be coordinated through Oscar Martinez, our Chief Financial Officer, at 314-932-6102 or Rashda M. Buttar, our General Counsel, at 314-932-6103.

49.	Please disclose the coal price in which your reserves were determined and/or the price in which you consider your reserves to no longer be economic.

Response:

The Registration Statement has been revised in response to the Staff’s comment. Please see pages 23 and 108 of Amendment No. 1.

Legal Proceedings and Liabilities, page 112

50.	Please revise to address the material terms of the Illinois Remediation Program and Compliance Commitment Agreement referred to on page 113. Also, please briefly describe the underlying allegations.

Response:

The Registration Statement has been revised in response to the Staff’s comment. Please see page 115 of Amendment No. 1.

The Coal Industry, page 114

51.	Please provide us with copies of the reports citing the market data you provide throughout your prospectus, marked with page references tracking your disclosures in the filings. Additionally, please disclose the approximate dates when such reports were issued and advise us whether you funded or were otherwise affiliated with any of the sources you cite.

Response:

The Partnership acknowledges the Staff’s request and has provided support for this market data to the Staff. Please see tabs 1-62 of CD No. 1.

In addition, the Registration Statement has been revised to disclose the approximate dates when such reports were issued. Please see pages 116-131 of Amendment No. 1. The Partnership has not funded and is not affiliated with any of the sources cited.

Coal Pricing, page 127

52.	Please provide disclosure regarding the specific domestic and international spot price indexes that you use to assess your business. Additionally, if applicable, please provide the specific transportation indexes that you use to assess your business.

Response:

The Registration Statement has been revised in response to the Staff’s comment. Please see page 129 of Amendment No. 1.

Permits, page 134

53.	We note the introductory description of the different sources of permitting requirements. You also state that “only Macoupin has filed for the permits required for underground disposal of slurry regulatory.” You do not, however, categorize the different types of permits, and it is unclear why the slurry disposal permit is highlighted. Please revise, in language the average investor can understand, to more clearly explain your permitting requirements and their impact on your business. For example, consider identifying the principal categories of permits and the average, approximate time it takes to obtain such permits. Also, to the extent material, please quantify the approximate cost of seeking and obtaining your required permits.

Response:

The Registration Statement has been revised in response to the Staff’s comment. Please see page 137 of Amendment No. 1.

Certain Relationships and Related Party Transactions, page 151

54.	Please file related party agreements referenced here and in your Management’s Discussion and Analysis. See Item 601(b)(10).

Response:

In response to the Staff’s comment, the Partnership has updated the exhibit index to reflect the exhibits the Partnership intends to file in a subsequent pre-effective amendment to the Registration Statement. The Partnership notes that the Staff may have additional comments upon its review of the exhibits and will provide the exhibits with ample time for the Staff to review.

55.	Please revise to clarify the material terms of related party transactions, including quantitative information. As non-exclusive examples, we note the reference on page 154 to “air travel” and the three sentences following “2010 reorganization” on page 152. You also make reference to “at the closing” without clarifying the closing being referring to.

Response:

The Registration Statement has been revised in response to the Staff’s comment. Please see pages 153 through 158 of Amendment No. 1.

56.	Additionally, please revise throughout to clarify how the various parties are related. As a non-exclusive example, we note the statement on page 153 that you expect to consummate “additional deals under a Restricted Business Combination Agreement in the future”; however, the preceding paragraph does not appear to discuss any deals to which you were a party. These are illustrations only. Please revise accordingly.

Response:

The Registration Statement has been revised in response to the Staff’s comment. Please see pages 153 through 158 of Amendment No. 1.

57.	Please revise to address all applicable related person transactions. For example, we note references beginning on page F-47 to historical arrangements with respect to contract mining labor, royalty payments, management costs, and so forth.

Response:

The Registration Statement has been revised in response to the Staff’s comment. Please see pages 153 through 158 of Amendment No. 1.

Security Ownership

58.	Please revise the table to provide beneficial ownership information for the general partner.

Response:

The Partnership acknowledges the Staff’s comment and expects to provide beneficial ownership information for the general partner in a subsequent pre-effective amendment to the Registration Statement.

Description of Indebtedness, page 157

59.	Please expand upon the description of the Senior Secured Credit Facility and Senior Notes to provide additional quantitative information and detail. For example, under your Credit Facility, disclose the LIBOR margin, commitment fees payable and financial covenants in quantified terms. In addition, please explain how the financial covenant ratios are calculated for purposes of the agreements.

Response:

The Registration Statement has been revised in response to the Staff’s comment. Please see page 160 of Amendment No. 1.

60.	We note your discussion on page 159 that your senior note holders have the option to request you repurchase the notes under certain circumstances, including upon the occurrence of a change in control triggering event. Please clarify whether the proposed offering will be a change in control for purposes of the definition of change in control triggering event.

Response:

The Registration Statement has been revised in response to the Staff’s comment. Please see page 162 of Amendment No. 1.

Material U.S. Federal Income Tax Consequences, page 180

61.	We note your disclosure on page 196 and in the risk factors that investors will be subject to other taxes, including state and local taxes, imposed by the jurisdictions in which you conduct business or own property. Please identify the relevant states given your current business.

Response:

The Registration Statement has been revised in response to the Staff’s comment. Please see pages 51 and 200 of Amendment No. 1.

Consolidated Financial Statements of Foresight Energy LLC and Subsidiaries

General

62.	Please note the updating requirements for the financial statements as set forth in Rule 312 of Regulation S-X, and provide a currently dated consent from your independent accountant with an amendment over 30 days.

Response:

Amendment No. 1 updates the Registration Statement to include audited consolidated financial statements for the year ended December 31, 2011 for Foresight Energy LLC and its subsidiaries. In preparing the year ended December 31, 2011 consolidated financial statements, the Partnership determined that certain non-cash transactions were previously improperly included in the consolidated statements of cash flows for the years ended December 31, 2010 and 2009 as cash transactions. Accordingly, the statements of cash flows for the years ended December 31, 2010 and 2009 were restated in the consolidated financial statements for the years ended December 31, 2010 and 2009 accompanying the year ended December 31, 2011 consolidated financial statements. Although the financial statements were reissued prior to the filing of Amendment No. 1, we have left the description of the restatement in the financial statements for the convenience of the Staff’s review. We plan to remove references to the restatement in subsequent amendments.

In addition, Amendment No. 1 contains a currently dated consent from Ernst & Young LLP, the independent registered public accounting firm of the Partnership and Foresight Energy LLC.

Notes to Consolidated Financial Statements

1. Description of Business and Entity Structure

Reorganization and Refinancing, page F-10

63.	It appears that you have several mining operations within the Illinois basis and that you have concluded that Foresight Energy LLC operates in only one segment. Please provide us with a detailed discussion of how you considered the guidance in FASB ASC 280-1050 regarding operating segments, particularly the aggregation criteria of FASB ASC 28010-50-11.

Response:

In determining its reportable segments, the Partnership first identified its chief decision maker. The Partnership determined that Mike Beyer, the Partnership’s President and Chief Executive Officer (“CEO”), is the chief decision maker. The CEO is instrumental in reviewing and approving all mine plans, operating budgets and capital expenditure budgets. The CEO also reviews the performance of the Company’s operating segments on a monthly basis in order to assess their performance.

The Partnership then identified its operating segments. The Partnership identified the four mining complexes and SITran (as defined in Amendment No. 1) as operating segments. SITran is a loading dock being constructed on the Ohio River, and upon completion, it will perform the services of unloading trains and loading barges for the mining complexes and will earn revenues for its services. Each of these entities has separate management that reports to the CEO and Chief Operating Officer. Although the Partnership’s coal is sold and marketed at the corporate level, each of the four mining complexes mine and ship coal and therefore are considered to engage in business transactions for which they earn revenue and incur expenses. Discrete financial information is available for each of the mine complexes and SITran, and is reviewed monthly by the CEO.

The Partnership then considered the remaining entities (each described below) and determined that although discrete financial information is available for the entities and the information is reviewed by the CEO, the entities do not engage in business activities as stand-alone entities, but rather are more like departments of the Partnership as a whole. The names (each as defined in Amendment No. 1) and descriptions of the activities of the remaining entities are as follows:

1)	Savatran has no employees, but rather was formed so that each mine does not have to negotiate rail contracts separately. Savatran’s name is on the rail contracts, but it provides no services to the other entities or any other outside entity.

2)	FCS includes the marketing, sales and contract administration teams of the Partnership and does not earn revenues or engage in any other business activities.

3)	Foresight Coal Supply is principally a warehouse which also does not earn revenue, but is a central purchasing function for the mining complexes.

4)	Adena Resources does not earn revenues nor engage in any business activity, but only holds certain interests in water agreements and contracts for the mining complexes.

5)	Foresight Energy Finance Corporation and Foresight International Coal Sales Limited do not engage in business activities and have had no financial activity since their inception.

The Partnership then considered the quantitative thresholds contained in ASC 280-10-50-12. Based on these thresholds, the Partnership determined that the Partnership is not required to report SITran as a separate operating segment, based on its future anticipated business activities. As it is in the development stage, SITran has no revenue. The Partnership believes that SITran’s revenues will never exceed 10% of the combined revenue of all operating segments nor will they ever exceed 10% of the combined profit of all operating segments that did not report a loss or the combined reported losses of all operating segments that reported a loss. SITran will not earn revenues from third parties, but rather will only service the Partnership’s mines. As a result, the Partnership has the ability to control the amount of intercompany fees charged and the amount of revenue earned by SITran. In addition, as of December 31, 2011, SITran’s assets of $46.8 million represent only 3% of the Partnership’s consolidated assets of $1.5 billion.

The Partnership then considered the aggregation criteria of ASC 280-50-11 and determined that each of the mines has or is anticipated to have (for mines still in the development stage) similar economic characteristics. The Partnership markets and sells its coal primarily to electric utility companies, both domestic and international, as fuel for steam-powered generators. The cost per ton varies on a monthly basis, but averages just under approximately $20 per ton for each of the complexes not in the development stage.

In addition, the Partnership determined that:

•

The net realization per ton is similar. Williamson’s average net realization per ton for 2011 and 2010 was 66% and 64%, respectively, while Macoupin’s average net realization per ton for 2011 and 2010 was 64% and 60%, respectively.

•

The nature of the product produced by each complex is similar. The complexes mine bituminous coal from the same coal seam within the Illinois basin. The Partnership’s coal is mined from one of three contiguous reserve deposits. The BTU content ranges from 11,300 to 11,800 with slightly varying quality characteristics. The coal can easily be substituted or blended with coal from any other complex to satisfy customer specifications.

•

The nature of the production process is similar. All of the mines are underground coal mines that utilize continuous miners and all but one employ, or will employ once out of development, long-wall mining systems. The complexes all wash their coal using similar techniques at their individual preparation plants.

•

The type of class of customer is the same. As mentioned above, the Partnership solicits, markets and sells its coal primarily to electric utility companies, both domestic and international, as fuel for steam-powered generators. The coal is primarily sold under long-term contracts which are similarly structured. The sales prices specified by the contracts fluctuate based on the market outlook at the time of entering into the contract, and are typically set for the first few years of the contract with price reopeners for any remaining years.

•

The Partnership distributes its coal primarily via rail for domestic customers and rail and barge for international customers. The costs to ship are similar as the Partnership negotiates the shipping costs at the corporate level directly with the carrier. Each of the mining complexes has direct or indirect access to each of the Class I railroads in the Illinois basin.

•

Each complex operates under the same regulatory environment. All of the complexes are subject to the rules and regulations of the mining industry including the Mine Health and Safety Acts of 1969 and 1977, the Mine Improvement and New Emergency Act Response Act of 2006, the Surface Mining Control and Reclamation Act, as well as numerous other Federal and State regulations.

Based on the facts and circumstances described above, the Partnership concluded that its operating segments meet the aggregation criteria of ASC 280-10-50-11 and therefore we have appropriately reported one segment.

2. Summary of Significant Accounting Policies

Inventories, page F-17

64.	It appears from your disclosure that the coal inventory costs include labor, supplies, equipment costs, transportation costs and operating overhead. Please provide us with a detailed discussion of the costs that are included in operating overhead, particularly whether depreciation, depletion and amortization are included in your inventory balance.

Response:

Operating overhead includes costs associated with administrative and other support functions necessary to run day to day operations incurred by the Partnership’s mine complexes. These costs include salaries and benefits of administrative, engineering, and other support personnel; insurance; office and bathhouse supplies; utilities; legal and professional fees; travel expenses; permitting costs; property and sales taxes; repairs and maintenance; and other miscellaneous expenses. The inventory balance includes depreciation, depletion and amortization of the equipment, facilities and mineral rights used in mining activities.

15. Summary Quarterly Financial Data (Unaudited), page F-34

65.	Please expand your disclosure to include gross profit, as required by Item 302(a)(1) of Regulation S-K. Please ensure that any depreciation, depletion and amortization amounts attributable to your cost of sales are included in your gross profit measures.

Response:

The Registration Statement has been revised in response to the Staff’s comment to include operating income, which is our measure of profitability as presented in the consolidated statement of operations. Please see page F-33 of Amendment No. 1.

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The Partnership hereby acknowledges that:

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Partnership from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Partnership may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate the Staff’s comments and request the Staff contact Oscar Martinez, our Chief Financial Officer, at (314) 932-6102 or oscar.martinez@foresight.com with any questions or comments regarding this letter.

Sincerely,

/s/ Michael J. Beyer
Michael J. Beyer
Chief Executive Officer and President

cc:	Oscar Martinez (Foresight Energy Partners LP)

Rashda M. Buttar (Foresight Energy Partners LP)

William J. Miller (Cahill Gordon & Reindel LLP)

E. Ramey Laney (Vinson & Elkins L.L.P.)

John Gianola (Ernst & Young LLP)